manatt manatt | phelps | phillips	Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

October 17, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Christina Chalk, Esq. Senior Special Counsel – Office of Mergers and Acquisitions

Re:	Monster Digital, Inc.
Schedule TO-I/A filed October 12, 2017
File No. 5-9011

Dear Ms. Chalk:

On behalf of Monster Digital, Inc. (the “Company”), we hereby submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated October 16, 2017 regarding the above referenced Schedule TO-I/A (the “Schedule TO/A”).

To assist your review of our response to the comment set forth in the letter, we have set forth below in full the Staff’s comment contained in the letter, together with the Company’s response thereto. All capitalized terms not specifically defined herein shall have the meaning assigned to such terms in the Schedule TO/A.

Section 6. Conditions to the Offer to Amend and Exercise

1. We refer to response 2 in your response letter dated October 5, 2017. As we understood your response, the amended Offer is open to all holders of Original Warrants (unlike the separate offer for the IPO Warrants) regardless of their status as accredited investors. We understood response 2 to mean that all holders of Original Warrants are accredited investors. Therefore, please delete the language here (at the bottom of page 56) to the effect that the Company will not accept tenders of Original Warrants if it determines that a valid exemption from registration for the shares underlying the new warrants is not available. If you believe this is an issue, you may condition the Offer on the existence of an exemption, as you did in the new offer for the IPO Warrants. As noted in our original comment letter, Rule 13e-4(f)(8)(i) requires that the Offer be open to all target security holders on the same terms.

Company Response:

In response to the Staff’s comment, we have deleted the noted language and more clearly indicated the amended Offer is open to all holders of Original Warrants in the sections where deleted by including the language that “Although the Company requires that Eligible Holders of Original Warrants complete an accredited investor questionnaire, Eligible Holders of Original Warrants are not required to be accredited investors in order to participate in the Offer to Amend and Exercise.”

***

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Schedule TO/A, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO/A, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (714) 371-2501 if you have any questions relating to the Schedule TO/A or this letter.

Very truly yours,
Thomas J. Poletti, Esq.

cc:	David Clarke David Olert